1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 28, 2011	By /s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE TWENTIETH

MEETING OF THE FOURTH SESSION BOARD OF DIRECTORS

The purpose of this announcement is to disclose the resolutions passed at the twentieth meeting of the fourth session of the Board on 25 March 2011.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Notice of the twentieth meeting of the fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 18 March 2011 by way of written notices or e-mails. The meeting was held on 25 March 2011 at the headquarters of the Company in Zoucheng City, Shandong Province, the PRC. Eleven directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the articles of association of the Company.

The eleven directors of the Company present at the meeting unanimously agreed and passed the below resolutions:

1.	Approved the 2010 Annual Report of Yanzhou Coal Mining Company Limited (“ Annual Report”) and the Summary of the Annual Report, and the publication of the results for the year of 2010 in PRC and overseas.

2.	Approved the 2010 Working Report of the Board of Directors of Yanzhou Coal Mining Company Limited, and submit the same for discussion and consideration at the 2010 annual general meeting.

3.	Approved the 2010 Audited Financial Statements of Yanzhou Coal Mining Company Limited, and submit the same for discussion and consideration at the 2010 annual general meeting.

4.	Approved the “Proposal regarding the profit distribution plan of Yanzhou Coal Mining Company Limited”, and submit the same for discussion and consideration at the 2010 annual general meeting.

According to the PRC Accounting Standards, net profit of the Company attributable to shareholders of the parent company of the Company was RMB9.009 billion, appropriation to a statutory reserve of RMB655 million together with the undistributed profit at the beginning of the year 2010 of RMB14.168 billion, the distributable profit of the Company to the shareholders for the year 2010 was RMB22.522 billion. After deducting RMB1.2296 billion being the cash dividend approved at the 2009 annual general meeting, the actual distributable profit at the end of year 2010 was RMB21.292 billion.

In accordance with the dividends policy persisted by the Company(i.e. distributing approximately 35% of the net income of the Company after deduction of statutory reserves as final dividend), the Company proposes to declare aggregate cash dividends for the year 2010 of RMB2.9019 billion (tax inclusive) to the shareholders of the Company, which means RMB0.59/share (tax inclusive).

After taking into account the proposed cash dividends for the year 2010, the remaining undistributed profit at the end of year 2010 was RMB18.390 billion. The Company shall not increase its share capital through conversion of its capital reserve for 2010.

5.	Approved the “Proposal regarding the remuneration of the directors and supervisors of Yanzhou Coal Mining Company Limited for the year 2011” and submit the same for consideration and approval at the 2010 annual general meeting.

In 2010, the total actual remuneration of non-independent directors of Company was RMB1.4196 million (tax inclusive), the average remuneration was RMB283,900 (tax inclusive), a total retirement pension of RMB283,900 was provided for; the total actual remuneration of independent directors of the Company was RMB453,600 (tax inclusive), the average remuneration was RMB113,400 (tax inclusive); the total actual remuneration of supervisors of the Company was RMB651,500 (tax inclusive), the average remuneration was RMB325,800 (tax inclusive), a total retirement pension of RMB130,300 was provided for.

It was proposed to the Company that after the business objectives for the year 2011 had been achieved, the average actual remuneration of non-independent directors, independent directors and supervisors of the Company shall increase by approximately 9% for the year 2011 as compared to that of 2010.

6.	Approved the “Proposal regarding the remuneration of the senior management of Yanzhou Coal Mining Company Limited for the year 2011”.

There were 8 senior management who were not directors in the Company, the total actual remuneration of the senior management of the Company was RMB2.4748 million (tax inclusive), a total retirement pension of RMB362,100 was provided for.

It was proposed to the Company that after the business objectives for the year 2011 had been achieved, the average actual remuneration of the senior management of the Company (non-directors) shall increase by approximately 9% for the year 2011 as compared to that of 2010.

7.	Approved the “Proposal regarding the continuing connected transactions of Yanzhou Coal Mining Company Limited for the year 2010”.

The Board confirmed that the execution amounts of all types of continuing connected transactions between the Company and controlling shareholders in 2010 did not exceed the proposed annul cap approved by the independent shareholders or the Board.

As such transactions constituted the connected transactions, 3 related directors abstained from voting, and the remaining 8 directors unanimously approved the resolution.

8.	Approved the “Self-assessment Report on Internal Control of Yanzhou Coal Mining Company Limited”.

9.	Approved the “Proposal regarding to the re-election of the Board of Yanzhou Coal Mining Company Limited” and submit the “Proposal regarding the election of non-independent directors of the fifth session of the Board” and the “Proposal regarding the election of independent directors of the fifth session of the Board”, for consideration and approval at the 2010 annual general meeting.

With the proposal of the Nomination Committee of the fourth session of the Board, Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr Zhang Baocai, Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun, Mr. Xue Youzhi were nominated by the Board as the director nominees of the Fifth session of the Board, among them, Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun, Mr. Xue Youzhi were the independent director nominees.

Mr Dong Yunqing was nominated by the Labour Union of the Company as the employee-director nominee of the Fifth session of the Board.

For details of the director nominees please refer to the circular published by the Company dated 25 March 2010.

10.	Approved the “Proposal regarding the re-appointment of the general manager of Yanzhou Coal Mining Company Limited”.

With the nomination made by the Chairman of the Board, the appointment of Mr Zhang Yingmin as general manager of the Company was approved.

11.	Approved the “Proposal regarding the appointment of the deputy general manager of Yanzhou Coal Mining Company Limited”.

With the nomination made by the general manager of the Company, the appointment of Mr Zhang Baocai as deputy general manager of the Company was approved.

12.	Approved the “Proposal regarding the resolution in respect of the provision for impairment of assets and the writing-off of bad debts reserves”.

1)	Approved Shanxi Tianhao Chemicals Co., Ltd. (“Tianhao Chemicals”), a subsidiary controlled by Yanzhou Coal Shanxi Nenghua Company Limited (“Shanxi Nenghua”), a wholly owned subsidiary of the Company, to accrue provision for impairment of assets in consideration of the fact that it had never launched production since it was operational due to raw material supply shortage of coke oven gas. the provision for impairment of assets is as following:

(1)	Approved the provision for impairment for the full amount of an entrusted loan of RMB182,903,552.35 of Tianhao Chemicals. As a result, the profit for year 2010 of the parent company would be reduced by RMB182,903,552.35, but the consolidated profit of the group for the year 2010 would not be affected;

(2)	Approved the provision for impairment for the full amount of the long term equity investment in Tianhao Chemicals by Shanxi Nenghua of RMB149,786,149.80. As a result, the profit for year 2010 of the parent company of Company would be reduced by RMB149,786,149.80, but the consolidated profit of the group for year 2010 would not be affected; and

(3)	Approved the provision for impairment of assets in the amount of RMB97,558,627.00 on the fixed assets of Tianhao Chemicals. As a result, the profit for year 2010 of Tianhao Chemicals would be reduced by RMB97,558,627.00, and consolidated profit of the group for year 2010 would be reduced accordingly.

2)	Approved the writing-off bad debts reserves on accounts receivable in the amount of RMB37,220.99 by the Company and bad debts reserves was reduced accordingly.

13.	Approved the “Proposal regarding the authorizing the management to carry out the fund raising activity.

1)	Approved fund raising limit for the year 2011 should not exceed the RMB7 billion, and

2)	Approved the specific arrangements for the fund raising implemented by the management should be within the authorization limit of the Board.

14.	Approved the “Proposal regarding the amendments to the Articles of Association of the Company, Rules of Procedures of the Shareholders’ Meeting, Rules of Procedures of the Board of Yanzhou Coal Mining Company Limited”, and submit the same for consideration and approval at the 2010 annual general meeting.

For details of the amendments of the Articles of Association, Rules of Procedures of the Shareholders’ Meetings and Rules of Procedures of the Board Meetings of Yanzhou Coal Mining Company Limited, please refer to the Circular issued by the Company to its shareholders dated 25 March 2011.

15.	Approved the Social Responsibility Report 2010 of Yanzhou Coal Mining Company Limited.

16.	Approved the “Proposal regarding the renewal of the liability insurance of directors, supervisors and senior officers of Yanzhou Coal Mining Company Limited”, and submit the same for consideration and approval at the 2010 annual general meeting.

The Company proposed to continue to buy a liability insurance for the directors, supervisors and senior officers with compensation cap sum of USD15 million.

17.	Approved the “Proposal regarding the appointment and the remuneration of external auditing firm for the year 2011”, and submit the same for discussion and consideration at 2010 annual general meeting.

The Board of Directors proposed to re-appoint Grant Thornton Jingdu Tianhua, Shine Wing Certified Public Accountants as the international and PRC accountants of the Company.

It was proposed that the following accountants’ remuneration would be paid in 2011:

1)	The audit fee for the PRC business would be RMB7.3 million, including Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua of RMB3.65 million each;

2)	The audit fee for the overseas business would be AUD800,000; and

3)	The Board was authorized to make decision and pay additional service fees.

18.	Approved the “Proposal regarding the general mandate to be granted to the Board to issue additional H shares”, and submit the same for discussion and consideration at the 2010 annual general meeting.

It was proposed that the Board would make timely decision as to whether it would issue additional H shares of the company not exceeding 20% of the total amount of existing issued H shares of the Company according to market situation.

19.	Approved the “Proposal regarding the general mandate to be granted to the Board to repuchase H Shares of the company”, and submit the same for discussion and consideration at the 2010 annual general meeting, the 2011 first domestic shareholders’ class meeting and 2011 first H shareholders’ class meeting .

It was proposed that the Board was authorized to make timely decision as to whether it would repurchase outstanding H shares according to market situation up to 10% of the total amount of existing issued H shares of the Company as at the date of passing the relevant resolution.

The director, Mr. Wu Yuxiang would be authorized to act on behalf of the Board to make timely decision about the specific matters of the repurchase of H shares after the Board have been granted with the general mandate to repurchase up to 10% of the total issued H shares of the Company, carry out the relevant examination and approval, disclosure procedures etc, including but not limited to determinating the timing, quantity and price of repurchase and opening overseas share accounts and carrying out related change of foreign exchange registration procedures, dispatching explanations document to shareholders in relation to the repurchase of H shares, informing creditors by making public announcement, carrying out filing with the CSRC, cancelling the shares repurchased, revising the Articles of Association, and carrying out related change of registration procedures and executing and approving other documents and matters related to share repurchase.

20.	Approved the convening of the 2010 annual general meeting of Yanzhou Coal Mining Company Limited.

21.	Approved the convening of the 2011 first domestic shareholders’ class meeting and the 2011 first H shareholders’ class meeting of Yanzhou Coal Mining Company Limited.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

25 March 2011

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC